UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16b n

of the Securities Exchange Act of 1934

Date of Report: April 2026

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(UNDER INTERIM JUDICIAL MANAGEMENT)

(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11

South Beach Tower

Singapore 189767

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Resignation of Chief Executive Officer

On April 22, 2026, George Guo sent a notice of his intended resignation as a director and the Chief Executive Officer (“CEO”) of Maxeon Solar Technologies Ltd. (NASDAQ: MAXN) (the “Company”) and as a director of the subsidiaries of the Company for which he had been a director, in each case effective from May 25, 2026. The Interim Judicial Managers (as defined below) are reviewing the notice of Mr Guo’s resignation and will make further disclosures as to its acceptance and any terms related thereto in due course.

As previously disclosed, on April 9, 2026, the Company and its subsidiary, Maxeon Solar Pte. Ltd. (collectively, the “Companies”) were placed under the interim judicial management of Mr. Tan Wei Cheong and Mr. Lim Loo Khoon of Deloitte Singapore SR&T Restructuring Services Pte. Ltd. as joint and several interim judicial mangers (the “Interim Judicial Managers”), pursuant to an order made by the General Division of the High Court of the Republic of Singapore (the “Court”), pending the court’s determination of the Companies’ applications to be placed under judicial management. As ordered by the Court, the affairs, business and property of the Companies shall be managed by the Interim Judicial Managers during the period in which the order for the appointment of the Interim Judicial Managers is in effect.

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Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-268309), Form S-8 (File No. 333-241709), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-283187), and Form S-8 ( File No. 333-290336) each filed with the Securities and Exchange Commission (the “SEC)

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding judicial management, restructuring of our business portfolio and our strategic plans, including the ability to achieve the statutory purposes of judicial management.

Additional forward-looking statements can be identified by terminology such as "may," "might," "could," "will," "aims," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in achieving the statutory purposes of judicial management; (2) the further development of MAX8 Technology and strategic partnerships, executing other restructuring plans, regulatory and other challenges that may arise; (3) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (4) an adverse final determination of our legal action contesting U.S. Customs & Border Protection’s (CBP) decision denying the Company’s protests regarding the detained shipments of Maxeon 3, Maxeon 6, and Performance 6 solar panel; (5) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (6) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine and Iran; (7) our ability to manage our key customers and suppliers; (8) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (9) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (10) changes in regulation and public policy, including the imposition and applicability of tariffs; (11) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (12) fluctuations in our operating results and in the foreign currencies in which we operate; (13) appropriately sizing, or delays in establishing alternative manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (14) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine and Iran, and conflicts in the Middle East, economic recession and environmental disasters; (15) reaction by securities or industry analysts to our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (16) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

April 27, 2026	By:	/s/ Tan Wei Cheong

Tan Wei Cheong
Joint and Several Interim Judicial Manager